UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

6529 E Friess Drive

Scottsdale, AZ 85254

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      .Form 20-F      .Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      . No  X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

On August 22, 2014, the Board of Directors of the Company appointed Mr. Barry N. Klein as a Director of the Company to serve until his successor is duly appointed. On August 22, 2014, Mr. Klein accepted such appointment.

The biography for Mr. Klein is set forth below.

BARRY N. KLEIN, 67, is a senior executive officer and legal professional with a comprehensive background in finance, management, operations and business development.   Mr. Klein received his Bachelor of Arts from the University of Maryland and his Juris Doctor and LLB from the University of Maryland Law School. Mr. Klein is licensed to practice law in both Florida and Maryland, and is a member of the American Bar Association and the American Ajudicure Society.  During the past ten years, Mr. Klein has consulted for a private investor relations firm. During his employment Mr. Klein assisted in arranging financing for NASDAQ and AMEX listed companies, including debt and asset-based financing, and acted as a legal advisor with regards to operations, investment banking, Federal Securities matters and transactional Law.  Mr. Klein’s experience spans various business sectors, including, oil & gas, high technology, real estate, heavy industry and homeland security.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2014	TOMBSTONE EXPLORATION CORPORATION

/s/ Alan Brown
By: Alan Brown
Its: President and Chief Executive Officer

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